August 30, 2007

Perry J. Hindin

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	St. Jude Medical, Inc.
Definitive 14A

Filed April 2, 2007

File No. 001-12441

Dear Mr. Hindin:

On behalf of St. Jude Medical, Inc., this letter confirms your telephone conversation with us on August 29, 2007 in which you agreed that we may file our response to your comment letter dated August 21, 2007 on or before October 31, 2007.

Please feel free to call me directly at (651) 490-4326.

Thank you.

Sincerely,

/s/ John C. Heinmiller

John C. Heinmiller

Executive Vice President and

Chief Financial Officer